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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                                   JOULE INC.
                            (Name of Subject Company)

                                   JOULE INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    481109106
                      (Cusip Number of Class of Securities)

                               Bernard G. Clarkin
                             Chief Financial Officer
                               1245 Route 1 South
                            Edison, New Jersey 08837
                                 (732) 548-5444
   (Name, Address And Telephone Number Of Person Authorized To Receive Notices
         And Communications On Behalf Of The Person(s) Filing Statement)

                                   Copies To:
                            Victor H. Boyajian, Esq.
                Sills Cummis Radin Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                          Newark, New Jersey 07102-5400
                                 (973) 643-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Joule Inc., a Delaware corporation ("Joule" or the "Company"). The address of the principal executive offices of the Company is 1245 Route 1 South, Edison, New Jersey 08837. The telephone number of the principal executive offices of the Company is (732) 548-5444.

         The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (the "Shares"), of the Company. As of November 21, 2003, there were 3,683,650 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

         This Statement relates to the offer by JAC Acquisition Company, Inc., a Delaware corporation (the "Purchaser") owned by Emanuel N. Logothetis, founder, chairman and chief executive officer of Joule, his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr., president and chief operating officer of Joule (the "Purchaser Group"), to purchase all of the outstanding Shares not owned by the Purchaser Group at a price of $1.52 per Share in cash, without interest and less any required withholding taxes (the "Offer Price"). The tender offer is being made upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement. The Offer is described in a Tender Offer Statement on Schedule TO/13e-3 (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on November 21, 2003. Together, the members of the Purchaser Group currently own approximately 71.6% of the outstanding Shares of Joule. As of November 21, 2003, there were 1,047,136 outstanding Shares subject to the Offer, plus outstanding options to purchase an aggregate of 25,000 additional Shares that have exercise prices less than the Offer Price. Shares issued upon exercise of such options will also be subject to the Offer.

         The Schedule TO provides that the Offer is conditioned on, among other things, (i) the tender in the Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Joule common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding Shares, excluding Shares beneficially owned by the Purchaser Group and the other executive officers and directors of Joule, had been tendered (the "Majority of the Minority Condition"), and (ii) a special committee of independent directors of Joule not having modified or withdrawn its recommendation of the Offer to stockholders of Joule unaffiliated with Purchaser or the Purchaser Group. The Offer to Purchase states that the Minimum Tender Condition and the Majority of the Minority Condition may not be waived. The Offer is also subject to certain other conditions described in Section 11 of the Offer to Purchase under "The Offer-Certain Conditions of the Offer," which is incorporated herein by reference.

         The Schedule TO further provides that after completion of the Offer, the Purchaser will effect a short-form merger of the Purchaser with the Company (the "Merger") in accordance with the Delaware General Corporation Law ("DGCL"). In the Merger, each Share not then held by the Purchaser Group (other than Shares held by persons who properly perfect appraisal rights under Section 262 of the DGCL) would be exchanged for the same consideration received for each Share in the Offer. If the Merger is completed, the Company will continue as the surviving corporation and will become wholly owned by the members of the Purchaser Group. The Purchaser Group has stated that, upon completion of the Offer and Merger, it intends to cause the Company to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and delist the Shares from the American Stock Exchange, thereby causing Joule to become a privately held company.

         With respect to all information described in this Statement as contained in the Schedule TO and the Offer and all information regarding Purchaser, Joule takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may affect the significance, completeness or accuracy of any such information.

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         According to the Schedule TO, the address of the principal executive offices of the Purchaser is 89 Headquarters Plaza, Morristown, New Jersey 07960.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Purchaser or its executive officers, directors or affiliates, see "Special Factors - Transactions Between Purchaser, Its Affiliates and Joule" and "Special Factors - Conflicts of Interest" and Schedule C in the Offer to Purchase, which is incorporated by reference in this Statement. In addition, certain other contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the caption "Compensation of Executive Officers -- Certain Transactions" in the Company's Proxy Statement dated January 8, 2003, for the Company's Annual Meeting of Stockholders (the "Annual Meeting Proxy Statement"). A copy of such portion of the Annual Meeting Proxy Statement is filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

         The Company and the Purchaser Group have not entered into any formal agreement relating to the Offer or the Merger. The terms and conditions of the Offer and the Merger are contained in the Schedule TO.

         Directors who are not employees of the Company (all of whom comprise the Special Committee (as defined below)) receive directors' fees of $500 for each meeting of the Board or a committee thereof that they attend and are reimbursed for their out-of-pocket expenses incurred in connection with their activities as directors. Also, such directors receive a monthly retainer of $400. During the Company's fiscal year ended September 30, 2003, Richard Barnitt, a member of the Special Committee, received fees of $1,000 per month for his services as a consultant to the Company. The Special Committee considered the fact that Mr. Barnitt has served as a consultant to the Company since 1989 and currently receives such fee for these services. Considering the immaterial amount of the consulting fees to the Company and to Mr. Barnitt, the Special Committee determined that Mr. Barnitt's consulting arrangement with the Company was not likely to interfere with his ability to exercise independent judgment in assessing the fairness of the proposed Offer and Merger on behalf of the public stockholders of Joule.

         Purchaser intends, after the Merger, to decrease the size of the Board to four persons consisting solely of certain members of the Purchaser Group. Accordingly, after the Merger, the members of the Special Committee will no longer serve as directors of the Company.

         Joule's Certificate of Incorporation provides that no director of Joule shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

         The By-laws of Joule provide for indemnification of the officers and directors of Joule to the fullest extent permitted by applicable law. In addition, Joule maintains director and officer insurance. The Company has entered into separate indemnification agreements with the members of the Special Committee. The indemnification agreements provide for mandatory advancement of expenses, subject to receipt by Joule of a reimbursement undertaking if it is ultimately determined that the director is not entitled to indemnification, accelerated procedures for determining whether the applicable standard of conduct entitling a director to indemnification has been met, appeal rights in the event of an unfavorable determination and procedures under which a favorable determination as to a director's right to indemnification will be deemed to have been made if Joule has not taken certain actions to obtain a determination. The indemnification agreements also require Joule to maintain its existing directors' and officers' insurance until the Offer and Merger are consummated or abandoned and, if consummated, to purchase tail coverage for a period of three years on substantially the same terms.

         The Special Committee of the Board of Directors of the Company, comprised solely of non-employee directors of the Company and established to consider and evaluate the proposal by the Purchaser Group, was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a)   Recommendation of the Special Committee.

         At a meeting held on November 11, 2003, the Special Committee unanimously determined to recommend that stockholders (other than the Purchaser Group) accept the Offer and tender their Shares pursuant to the Offer. A press release announcing the Special Committee's recommendation of the Offer is filed herewith as Exhibit (a)(5)(B).

         (b) Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion.

BACKGROUND

         At various times in recent years, the members of the Logothetis family have discussed informally among themselves, the other directors and certain members of management the merits of a going private transaction involving Joule. The factors that prompted these discussions were: the substantial holdings of Joule common stock by the Logothetis family (approximately 71%); the performance of the Joule stock price; the small public float and limited institutional following of Joule common stock; the low trading volume of Joule common stock; the small market capitalization of Joule; the lack of research attention given to Joule from market analysts; and the lack of liquidity and the likelihood that the liquidity of Joule common stock would not improve in the future.

         These discussions intensified commencing in late 2002 as the Logothetis family became aware of the additional expenses that would be associated with continuing to be a publicly traded company and the additional burdens that would be placed on management and the Board of Directors as a result of the Sarbanes-Oxley Act of 2002 (and various rules promulgated by the SEC thereunder). The members of the Purchaser Group ultimately concluded that such a transaction would be appropriate at this time. The reasons underlying this determination, the structuring of the transaction as a tender offer followed by a short-form merger, and the decision to effect the transaction at this time, are discussed in detail in the Offer to Purchase under "Special Factors - Reasons for and Purpose of the Offer and the Merger," which is incorporated herein by reference.

         On May 22, 2003, Mr. Emanuel Logothetis, Mr. Nick Logothetis, Mr. Steven Logothetis, Ms. Julie Logothetis, Mr. Wellman and Bernard G. Clarkin, Vice President, Chief Financial Officer and Secretary of Joule, met with a representative of Winston & Strawn LLP, Joule's outside counsel ("Winston & Strawn"), to further their understanding of the steps that would be involved in effecting a going private transaction. Subsequently, Mr. Emanuel Logothetis engaged Fleet Securities, Inc. ("Fleet Securities") to advise him and the other members of the Purchaser Group with respect to a possible going private transaction. On July 16, 2003, the Purchaser Group and Mr. Clarkin met with representatives of Winston & Strawn and Fleet Securities to discuss various aspects of the going private transaction. After that meeting, Fleet Securities assisted the Purchaser Group in formulating the terms of an offer that could be made to the stockholders other than members of the Purchaser Group for their Shares.

         On August 20, 2003, at a meeting of the Joule board of directors, the Purchaser Group advised the independent Joule directors of its proposal to acquire through Purchaser the Shares not held by the members of the Purchaser Group for a price of $1.35 per Share. The proposal contemplated a going private transaction through a tender offer made by the Purchaser to be followed by a short-form merger at the same price, as a result of which stockholders other than the Purchaser Group would no longer own Shares, there would cease to be a public market for the Shares and the Company would delist its Shares from the AMEX and deregister the Shares under the Exchange Act. The proposal was conditioned on there being tendered and not withdrawn such number of Shares that, together with the Shares owned by the Purchaser Group, equaled or exceeded 90% of the Company's outstanding Shares, as well as the receipt by the Purchaser Group of sufficient financing for the Offer. A discussion followed among the directors and representatives of Fleet Securities regarding the proposed price and form of the transaction and the anticipated means of financing it.

         Following this discussion, the directors resolved to establish a special committee (the "Special Committee") of the Board to act on behalf of the public stockholders in evaluating and negotiating the going private proposal by the Purchaser Group. The Special Committee was comprised of the Board's three independent directors: Richard P. Barnitt (whom the Special Committee members subsequently appointed as chairman of the Special Committee), Robert W. Howard and Andrew G. Spohn. The members of the Special Committee are not

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employed by the Company and are not affiliated with Purchaser or the Purchaser
Group. For a description of relationships between the Company and directors comprising the Special Committee, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements" below. The Special Committee was authorized to review, evaluate and negotiate the terms and conditions of, and make recommendations with respect to, the proposed transaction with Purchaser and the Purchaser Group on behalf of the Company's public stockholders (other than the Purchaser Group). The Special Committee was also authorized to retain legal, financial and other advisors in order to assist the Special Committee in its consideration and evaluation of the Purchaser Group's going private proposal and was provided with unrestricted access to the Company's employees, officers, members of management and to all information and materials about the Company, and was authorized to provide such access to its legal and financial advisors.

         On August 21, 2003, the Company issued a press release indicating its receipt of the Purchaser Group's non-binding proposal and filed a copy of the press release with the SEC on Form 8-K. The Company's press release included a description of the proposal's general terms and indicated that the Board of Directors appointed a Special Committee to evaluate the proposal. On the same day, the Purchaser filed a copy of the press release with the SEC as an exhibit to Purchaser's Schedule TO.

         Pursuant to the authorization of the Board, from August 21, 2003 to September 11, 2003, the Special Committee considered potential legal and financial advisors.

         On September 4, 2003, after interviewing representatives of two other law firms, the Special Committee met with representatives of the law firm Sills Cummis Radin Tischman Epstein & Gross, P.A. ("Sills Cummis"). After some discussion on the experience of Sills Cummis in representing special committees in corporate transactions of this type, the Special Committee agreed to engage Sills Cummis to serve as its legal counsel and authorized the chairman of the Special Committee to execute an engagement letter with Sills Cummis. Thereafter, counsel to the Special Committee reviewed with the members of the Special Committee their fiduciary duties to the public stockholders of Joule and the responsibilities of and tasks to be undertaken by the Special Committee in connection with a transaction of this type. The chairman of the Special Committee executed an engagement letter with Sills Cummis as special counsel to the Special Committee dated as of September 5, 2003.

         At meetings of the Special Committee held on September 8 and September 10, 2003, the Special Committee heard presentations from a total of four investment banks. On September 11, 2003, after discussing the strengths and weaknesses of each of the investment bank presentations, the Special Committee approved the engagement of Updata Capital, Inc. ("Updata") as the Special Committee's financial advisor and authorized the chairman of the Special Committee to execute an engagement letter with Updata. The Special Committee also resolved to continue to conduct negotiations with the Purchaser Group with respect to its going private proposal. On September 11, 2003, the chairman of the Special Committee signed an engagement letter with Updata that provided for, among other things, payment of a $25,000 fee on execution of such engagement letter and $50,000 on the rendering of a fairness opinion relating to the going private proposal received from the Purchaser Group, regardless of the conclusions reached in such opinion. At a meeting of the Special Committee held on September 12, 2003, the Special Committee approved and ratified the engagement letter.

         Over the next 10 days, Updata began its review and analysis of the Company, including visiting the Company's offices and meeting with members of management and other employees.

         During this period, representatives of Updata and counsel to the Special Committee held several telephone discussions concerning the process that Updata intended to use in analyzing the Offer. It was agreed that Updata would endeavor, to the extent reasonably possible, to tailor its research to small publicly traded micro-cap companies such as Joule and would review comparable transactions within the staffing industry. It was further agreed that Updata would perform a discounted cash flow analysis, review a liquidation analysis prepared by Joule's management and consider the relevance of certain additional matters raised by counsel to the Special Committee.

         In addition, during this period, members of the Purchaser Group reiterated earlier communications to members of the Special Committee and to Updata that the members of the Purchaser Group had no interest in participating in alternative transactions, such as selling their interests in Joule to a third party or the sale of any portion of the Company's business. Accordingly, Updata was not requested to, and did not, solicit indications of interest from or conduct an auction with third parties, as such an exercise would have been futile given the reality that the Purchaser Group was not willing to sell its controlling interest.

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         At a meeting of the Special Committee on September 22, 2003, Updata
made a presentation to the Special Committee as to the results of its preliminary financial analyses. Updata explained the nature of the information that it had reviewed, as well as the nature of the analyses that it had performed and noted the initial conclusions that Updata had reached concerning the then current offer of $1.35. Updata provided the Special Committee with information concerning the premiums paid in certain comparable transactions and certain other financial information, which information included Updata's views as to prices within a range of fairness, but Updata did not recommend to the Special Committee the specific amount of consideration that should be sought from the Purchaser Group. Updata advised the Special Committee that, although its analysis was not yet completed, a price of $1.35 per Share was not likely to be considered by Updata to be fair, from a financial point of view, to the Company's stockholders (other than the Purchaser Group). Following Updata's presentation, after lengthy discussion on the matter, the Special Committee determined to negotiate with the Purchaser Group to attempt to obtain a higher price. On September 23, 2003, Mr. Spohn telephoned Mr. Wellman and communicated to him that the $1.35 price was not acceptable.

         On September 24 and 25, 2003, representatives of Updata and Fleet Securities discussed by telephone the assumptions underlying Updata's preliminary valuation and the methodologies used by Updata in evaluating the consideration to be received by the public stockholders under the Purchaser Group's going private proposal.

         Over the next several weeks, Updata continued its financial review and analysis of the Company, and the Purchaser Group and the Special Committee, through their respective representatives, continued their discussions concerning an acceptable price.

         On or about September 29, 2003, the Special Committee received a letter from John Leopold, the president of Techstaff Inc., a technical staffing firm with 12 offices. Mr. Leopold stated that he and members of his family hold in excess of 80,000 Shares of Joule, representing approximately 7.6% of the Shares subject to the Offer, and his belief that the proposed tender offer price of $1.35 per Share was inadequate and recommended that the Special Committee consider alternatives, including a sale of the entire company and other methods for taking Joule private. Mr. Leopold also indicated in his letter that he had met informally with Mr. Emanuel Logothetis, Mr. Wellman and Mr. Clarkin after the Joule annual meeting on February 5, 2003 and had asked Mr. Logothetis whether he would consider a buyout of Joule Shares held by the Logothetis family by Mr. Leopold or a group headed by him and including key Joule managers. Mr. Leopold stated that Mr. Logothetis was "unequivocal in his refusal to discuss a sale of the business." In his letter, in addition to the alternative transactions suggested by Mr. Leopold, he stated that he had the willingness and the where-with-all to purchase the Shares owned by the Logothetis family for the $1.35 tender offer price that had been proposed by the Purchaser Group. Mr. Leopold did not make an offer to purchase Shares not owned by the members of the Logoethetis family. In reviewing Mr. Leopold's letter, the Special Committee took into account the stated position of the members of the Logothetis family that they had no interest in selling their respective equity interests in Joule. The Special Committee concluded that it was best to continue discussions with the members of the Purchaser Group regarding an increase in the price to be offered for the Shares held by the public stockholders.

         On October 2, 2003, the members of the Special Committee, certain members of the Purchaser Group and Bernard G. Clarkin, the Company's chief financial officer, held a conference call to negotiate price and other terms. During the call, the Purchaser Group offered a price increase to $1.50 per Share. The members of the Special Committee discussed the matter among themselves and then communicated to the members of the Purchaser Group participating in the call that a price increase to $1.50 was not acceptable.

         During the following week, members of the Special Committee had discussions with Updata regarding a fair price for the Offer and the Merger. During the course of those discussions, Updata updated such members of the Special Committee as to the status of its financial analysis and review of the Company. The Special Committee members also held telephone conversations among themselves during which the members discussed the financial condition and business of the Company, including matters described below under "Reasons for the Recommendation of the Special Committee." Thereafter, on October 15, 2003, Messrs. Barnitt and Spohn held a telephone conference with Mr. Wellman, who was acting on behalf of the Purchaser Group, to attempt to negotiate a higher price. During that call, Mr. Wellman put forth the Purchaser Group's reasons for its offer to purchase the Shares at $1.50 per Share. Over the next couple of days following the telephone conference call with Mr. Wellman, the members of the Special Committee held further discussions among themselves. On or about October 17, 2003, the members of the Special Committee spoke with Mr. Wellman and Mr. Emanuel Logothetis and, based on the Special Committee's previous discussions with Updata and discussions among the committee members, communicated to

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Mr. Wellman and Mr. Logothetis that the Special Committee could accept as fair a price of $1.52 per Share. After further discussion, Mr. Wellman agreed, on behalf of Purchaser, to increase the price to $1.52 per Share.

         Meanwhile, since September 2003, representatives of the Purchaser Group had been engaged in discussions with Fleet Capital Corporation, Business Finance Group ("Fleet Capital"), the lender for the Company's existing revolving line of credit, in an effort to secure financing for the proposed going private transaction. On November 7, 2003, Purchaser obtained a proposed oral commitment from Fleet Capital to provide to Purchaser a loan in the amount of $2,100,000 for the Offer and the Merger, which was followed by Purchaser's receipt of a written financing commitment, the terms of which were finalized on November 17, 2003. The terms of the loan are described in the Offer to Purchase under "Section 10 - Source and Amount of Funds," which is incorporated herein by reference.

         During the week of November 3, 2003, counsel to the Special Committee reported to members of the Special Committee on discussions held with counsel to the Purchaser Group. On or about November 7, 2003, counsel to the Special Committee communicated that the Purchaser Group had obtained a proposed oral commitment from Fleet Capital to finance the Offer and the Merger at $1.52 per Share and the loan was to be secured by the Shares acquired by the Purchaser from the Purchaser Group and pursuant to the Offer, and certain personal guarantees pending the Merger and the assets of the operating and real estate subsidiaries of the Company following the Merger.

         At a telephonic meeting of the Special Committee on November 11, 2003, Updata made a final presentation to the Special Committee. Updata presented its financial analyses and the principal factors forming the basis for its conclusion and explained to the Special Committee the information it had reviewed, including updated information concerning Joule and related to its comparable company analyses since Updata's preliminary presentation at the meeting of September 22, 2003. Updata then issued its opinion to the Special Committee that as of such date, based upon and subject to the assumptions and limitations described in Updata's written opinion, the price of $1.52 per Share was fair from a financial point of view to the stockholders of the Company other than the Purchaser Group. Discussion on the matters presented followed among the Special Committee directors and representatives of Updata. After such discussion, based on the fairness opinion of Updata and its negotiations with the Purchaser Group, along with other factors considered by the Special Committee (all of which are discussed below in "Reasons for the Recommendation of the Special Committee"), the Special Committee unanimously determined that the proposed Offer and Merger were fair to the Joule stockholders unaffiliated with the Purchaser or the Purchaser Group and unanimously recommended that such unaffiliated stockholders accept the Offer and tender their Shares to Purchaser at $1.52 per Share (provided that the offer contains the Minimum Tender Condition and the Majority of the Minority Condition and that any stockholders not tendering their Shares will receive the same $1.52 per Share in the subsequent Merger, subject to the exercise of appraisal rights). On November 11, 2003, Updata delivered to each Special Committee member by overnight express courier final written copies of its fairness opinion, drafts of which had been previously furnished to the members of the Special Committee. A copy of the written fairness opinion is attached hereto as Annex A.

         While the Special Committee did not solicit other sales opportunities for Joule, on consideration of the matters addressed herein, and in light of the repeated statements from members of the Purchaser Group that they would not sell their controlling interest in Joule, the Special Committee felt that, consistent with its duties and the scope of its appointment, it could conclude that the Offer and the Merger are fair to Joule stockholders unaffiliated with Purchaser and the Purchaser Group.

         During the week of November 10, 2003, the respective counsels to the Purchaser Group and the Special Committee discussed issues related to the structure of the proposed transaction. During these conversations, following the November 11, 2003 Special Committee meeting, the Purchaser Group's counsel informed counsel to the Special Committee that Purchaser was prepared to go forward with its proposal based on the recommendation of the Special Committee.

         On November 18, 2003, the Special Committee was furnished with a draft of the Offer to Purchase in substantially final form and drafts of related SEC filings to be made by either the Company or the Purchaser Group, also in substantially final form. The Special Committee members also authorized its representatives to finalize its recommendation for inclusion in the Schedule 14D-9 to be filed by the Company in connection with the Offer.

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         On November 18, 2003, the full Board of Directors held a meeting via telephone conference to consider various aspects of the Offer and the Merger. At that meeting, the Board, with the members of the Special Committee abstaining, ratified the indemnification agreements with the members of the Special Committee (see "Item 3. Contacts, Transactions, Negotiations and Agreements" below and Schedule C in the Offer to Purchase). Representatives of Updata, who were also present via telephone conference, notified the Board that nothing had come to its attention that would cause it to change its fairness opinion of November 11, 2003. With the directors who are members of the Purchaser Group abstaining, the Board approved the Offer and the Merger for purposes of Section 203 of the Delaware General Corporation Law in light of the fact that the Purchaser may be deemed to have become an "interested stockholder" for purposes of that Section when it acquires the Shares contributed by the Purchaser Group and as a result of the Offer (see "The Offer, Section 13 -- Certain Legal Matters, State Takeover Laws" in the Offer to Purchase).

         On November 21, 2003, Purchaser commenced the Offer and Joule distributed this Statement.

REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE

         In evaluating the Offer, the Special Committee relied upon its knowledge of the business, financial condition and prospects of the Company, and the advice of its financial and legal advisors.

         In determining that the Offer is fair to Joule stockholders unaffiliated with the Purchaser and the Purchaser Group and recommending that such unaffiliated stockholders tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

         Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the Shares of Joule. In particular, the Special Committee considered that the $1.52 per Share Offer Price represents a premium of 17% over the closing price of the Shares on August 20, 2003, the last full trading day before the public announcement of the Purchaser Group's proposal to take Joule private, a 42% premium over the average closing price of the Shares between January 1, 2003 and August 20, 2003 and a 46% premium over the average closing price of the Shares for the twelve-month period ended August 20, 2003.

         Lack of Viable Market for Shares. The Special Committee considered the low trading volume of the Shares and the fact that the public float for the Shares held by the stockholders other than the Purchaser Group consists of only approximately 28.4% of the outstanding Shares. Because of the limited float and relatively low trading volume in the Shares, the Special Committee believed that attempts to sell significant portions of the Shares would cause substantial downward pressure on market prices for the Shares and, therefore, believed that the Offer represents an opportunity for public stockholders to realize a higher price for their Shares than might be realized in market transactions in the near term. The relatively thin trading market and the lack of liquidity of the Shares and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, Joule were also considered by the Special Committee.

         Fairness Opinion and Analyses. The Special Committee considered the conclusion of the fairness opinion of Updata (the "Fairness Opinion") that, based upon and subject to the assumptions and limitations described in the Fairness Opinion, the consideration to be received by the stockholders of Joule unaffiliated with Purchaser and the Purchaser Group in connection with the Offer and the Merger, considered as a single transaction, was fair to them from a financial point of view. The Special Committee also considered Updata's financial analyses and summary conclusions presented at meetings of the Special Committee on September 22, 2003, and November 11, 2003. A summary of the Fairness Opinion and the factors considered in giving the Fairness Opinion is set forth below in the section entitled "Fairness Opinion" (the "Fairness Opinion Summary"). A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Updata is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read the Fairness Opinion Summary and the Fairness Opinion carefully and in their entirety.

         Offer Price. The Special Committee considered that Purchaser raised the offer price to $1.52 per Share from its initial proposal of $1.35 per Share and that the $1.52 price, which is to be paid entirely in cash, was Purchaser's highest and best offer for the Shares.

         Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by a merger. The Special Committee considered that the cash tender offer provides the stockholders of Joule the opportunity to obtain cash for all of their Shares at the earliest possible time, while Purchaser still was obligated by the terms of the Offer to complete the Merger and pay the same consideration for Shares received in the Merger as paid for Shares tendered in the Offer.

         Special Committee Formation and Negotiation. The Special Committee considered the fact that certain terms of the Offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with Purchaser and members of the Purchaser Group. The Special Committee also considered the fact that its members were not employed by Joule or affiliated with Purchaser or the members of the Purchaser Group, and none of the Special Committee's members had any material agreement or promise of a future material benefit from Joule, Purchaser or the members of the Purchaser Group (other than benefits received as directors, including director compensation and indemnification). See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

         Individual Determination. The Offer and the Merger are not structured to require approval by a formal stockholder vote of the majority of Joule stockholders that are not affiliated with Purchaser or the Purchaser Group. Joule's stockholders can determine independently and without influence whether to tender their Shares in the Offer and the Offer is subject to the Minimum Tender Condition and the Majority of the Minority Condition.

         Majority of the Minority Condition. The Special Committee considered that the Majority of the Minority Condition is not waivable by Purchaser. The Offer, therefore, will in all events be conditioned upon there being validly tendered and not withdrawn at least that number of Shares that represents a majority of the total outstanding Shares that are not owned by the Purchaser Group or the other executive officers or directors of Joule.

         Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Joule stockholders who do not tender their Shares in the Offer under Delaware law in connection with the Merger. See the Offer to Purchase under "The Offer - Item 9. Merger; Appraisal Rights; Rule 13e-3."

         Independent Financial and Legal Advisors. The Special Committee had the benefit of advice from an independent and experienced financial advisor that reviewed and evaluated the Offer and the Offer Price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

         Business Prospects. In addition to other factors discussed herein, the Special Committee considered Joule's business, prospects, financial condition, results of operations and current business strategy and the challenges Joule would face if it did not proceed with the proposed transaction contemplated by the Offer, including, but not limited to, the increasing costs associated with being a public company in light of the passage of the Sarbanes-Oxley Act of 2002 and recent corporate governance regulations and other factors, the lack of trading volume and analyst coverage for Joule common stock, Joule's historical performance and Joule's lack of access to equity capital to grow and expand.

         Unwillingness of Purchaser Group to Sell Their Interests. The Special Committee also considered the fact that each member of the Purchaser Group has stated that he or she is not interested in selling all or any portion of his or her equity interest in Joule to a third party and that there is no current third-party offer regarding the acquisition of Shares of the Company not owned by the Purchaser Group and that no formal offer has been received in the past several years. See "Item 4. The Solicitation or Recommendation - Background."

         The net book value of Joule was $8,626,000 or approximately $2.34 per Share, as of June 30, 2003. The Special Committee considered net book value in the context of its review of the liquidation analysis prepared by management. Although the net book value per share as of June 30, 2003 is higher than the Offer Price, the liquidation value of the Shares ranged from $0.73 to $1.13, which is lower than the Offer Price. Accordingly, the Special Committee did not consider net book value as a particularly reliable indicator of Joule's value in determining the fairness of the transaction. In addition, the Special Committee did not consider the going concern value of Joule to a third party given the stated lack of interest of the members of the Purchaser Group in selling their Shares or approving a sale of the business. See "Item 4. The Solicitation or Recommendation - Fairness Opinion."

         In addition to the above, the Special Committee considered the following factors that may make the transaction less attractive to the stockholders of Joule.

    . Conditions to Transaction. The Special Committee considered that Purchaser's obligation to consummate the Offer and the Merger is subject to a number of broad conditions that must be waived (if waivable) or deemed satisfied prior to the expiration of the Offer at the discretion of Purchaser (as set forth in the Offer to Purchase under "Section 11. The Offer - Certain Conditions of the Offer"). If these conditions are not met or waived (if waivable), then Purchaser will not be obligated to complete the Offer.

    . Potential Conflicts of Interest. The Special Committee considered the interest of certain executive officers and directors of Joule in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements" below.

    . Taxable Transaction. The Special Committee considered that the Offer could result in a taxable gain to Joule's stockholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event. See The Offer to Purchase under "The Offer - Certain Federal Income Tax Consequences of the Offer."

    . Conditional Financing Commitment. The Special Committee considered the fact that there are various conditions precedent to the obligation of Fleet Capital to make the loan to Purchaser for purposes of financing the Offer and the Merger and that Purchaser currently has no alternative arrangement in place to finance the Offer and the Merger in the event that the proceeds of such loan are not available to it for any reason. See "The Offer - Section 10. Source and Amount of Funds" in the Offer to Purchase.

    . Future Prospects of Joule Post-Merger. The Special Committee also considered the fact that, assuming the Merger is completed, the current public holders of Joule common stock (other than the members of the Purchaser Group) will not participate in any future growth of Joule. Because of the risks and uncertainties associated with Joule's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable and the loss of opportunity is adequately reflected in the Offer Price.

         The description set forth above is not intended to be exhaustive but summarizes the material factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the Offer and the Merger are substantively and procedurally fair to the Joule stockholders unaffiliated with Purchaser and the Purchaser Group and recommended that such unaffiliated Joule stockholders tender their Shares in the Offer.

FAIRNESS OPINION

         Under a letter agreement, dated September 11, 2003, the Special Committee retained Updata to serve as the financial advisor to the Special Committee. Updata has delivered the Fairness Opinion to the Special Committee that, as of November 11, 2003, the $1.52 price per Share to be received in the Offer and Merger was fair, from a financial point of view, to Joule's public stockholders unaffiliated with the Purchaser and the Purchaser Group. The full text of the opinion, which explains the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Updata in rendering its opinion, is attached as Annex A hereto. The Fairness Opinion, as well as the other information described under "Fairness Opinion," should be read carefully and in their entirety. Updata has consented to the inclusion of the Fairness Opinion and the summary of the Fairness Opinion in this Schedule 14D-9. Except as set forth herein or in the Offer to Purchase, there has not been any material relationship during the past two years between Updata, it's affiliates and/or unaffiliated representatives on the one hand, and Joule or its affiliates on the other hand.

         Updata's written opinion is directed to the Special Committee and only addresses the fairness of the Offer Price from a financial point of view as of the date of the opinion. Updata's written opinion does not address any other aspect of the Offer and does not constitute a recommendation to any Joule stockholder to accept the Offer and tender his, her or its Shares pursuant to the Offer. The following is only a summary of the Fairness Opinion. Stockholders are urged to read the entire Fairness Opinion. The following summary is qualified in its entirety by reference to the full text of the Fairness Opinion.

         In connection with rendering its opinion, Updata:

1. reviewed the then most recent draft of the Offer to Purchase dated October 31, 2003 and certain related documents and based its opinion on its understanding that the terms and conditions therein would not materially change;

2. reviewed and analyzed certain publicly available audited and unaudited financial statements of Joule and certain other publicly available information of Joule;

3. reviewed certain internal financial and operating information concerning Joule, including certain projections relating to Joule prepared by its management and an analysis prepared by its management regarding a possible liquidation of Joule's assets following termination of operations;

4. reviewed certain financial performance and trading data regarding Joule and compared them with similar data regarding public companies Updata deemed comparable in whole or in part to Joule;

5. reviewed certain publicly available information concerning the historical stock price of Joule common stock;

6. reviewed the financial terms, to the extent publicly available, of certain business combinations that Updata believed to be generally comparable to the Offer; and

7. reviewed such other information, performed such other analyses and procedures, and considered such other factors as Updata deemed appropriate for purposes of its opinion.

     In connection with its review, Updata assumed and relied upon, without any responsibility for independent verification or liability therefore, the accuracy and completeness of all financial and other information supplied to Updata by Joule, and all publicly available information. Updata further relied upon the assurances of management of Joule that they were unaware of any facts that would make the information provided Updata incomplete or misleading in any material respect. Updata assumed that there had been no material change in the assets, financial condition or business of Joule (taken as a whole) since the date that the most recent financial statements were made available to Updata. With respect to the liquidation analysis provided by Joule and examined by Updata, Updata assumed that the liquidation analysis accurately reflected the range of values that would be available to be distributed to stockholders upon liquidation of Joule. Updata did not perform any independent valuation or appraisal of the assets or liabilities of Joule.

     With respect to financial forecasts, Updata assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Joule as to the future financial performance of Joule. Updata assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. The forecasts and projections were based on numerous variables and assumptions that were inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, Updata noted that actual results could vary significantly from those set forth in such forecasts and projections. Updata's opinion was necessarily based on Share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Updata up to and including, the date of the opinion. Although developments following the date of the Updata opinion may affect the opinion, Updata assumed no obligation to update, revise or reaffirm the opinion. In rendering its opinion, Updata did not address the relative merits of the Offer or any alternative potential transaction and did not solicit other bids to purchase Joule.

     The following is a brief summary of the material financial analyses performed by Updata in preparing its opinion:

Historical Trading Analysis. Updata reviewed the historical price performance of Joule common stock in 2002 and 2003, and compared Joule's price performance during the 12 months prior to November 10, 2003 to the NASQAQ Composite Index and to a composite index consisting of a group of publicly traded stocks of companies deemed to be relevant. Updata noted that none of the companies used in the historical trading analysis is identical to Joule. Summaries of the closing trading price history of Joule common stock are shown in the table below:

Joule Closing Prices           Low       Median       Mean       High
-------------------------------------------------------------------------
30 Trading Days               $1.37       $1.42       $1.43      $1.49
60 Trading Days               $1.30       $1.40       $1.41      $1.49
90 Trading Days               $1.10       $1.40       $1.37      $1.49
Last 12 Months                $ .70       $1.05       $1.12      $1.49

Comparable Company Analysis. Updata compared certain financial information and valuation ratios relating to Joule with those of certain other publicly traded multi-services staffing companies. Updata noted that the selected comparable companies did not represent the entire universe of potentially relevant multi-serving staffing companies, and that none of the companies used in the analysis is identical to Joule. The companies included were Ablest Inc., Butler International, Inc., CDI Corporation, Diversified Corporate Resources, Inc., General Employment Enterprise, Inc., Hudson Highland Group, Inc., Remedytemp, Inc., Comforce, Inc., Spherion Corporation, Venturi Partners, Stratus Services Group Inc., Volt Information Sciences, Inc. and Westaff, Inc.

Specifically, Updata analyzed the respective multiples of the enterprise value of these companies to their last twelve months revenue, projected 2003 revenue and last twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Enterprise value is calculated as market capitalization, plus the company's short term and long term debt obligations if any, less the company's cash, cash equivalents and short-term investments. Updata's analysis indicated the following:

                          Enterprise Value as a Multiple of:
               --------------------------------------------------------
                 LTM Revenues        2003CY Revenue       LTM EBITDA
-----------------------------------------------------------------------
Low                  .09x                 .13x               8.1x
High                 .33x                 .29x              18.6x

Mean                 .20x                 .20x              13.1x
Median               .16x                 .16x              14.9x

Updata then derived a range of implied per share equity values for Joule by applying the multiples of the comparable companies listed above to corresponding data for Joule. This analysis indicated the following:

                              Implied Joule Share Price:
               --------------------------------------------------------
                   LTM Revenues      2003CY Revenue        LTM EBITDA
-----------------------------------------------------------------------
Low                    $ .93             $1.51               $ .82
High                   $5.35             $4.57               $2.94

Mean                   $2.90             $2.59               $1.83
Median                 $2.16             $2.14               $2.19

However, Updata noted that trading multiples of publicly traded companies are impacted by the relative size of these companies. As a result, Updata reviewed and compared the actual financial, operating and stock market information of those companies in the initial Comparable Company Analysis with last twelve months' revenues of less than $500 million. These companies included Ablest Inc., Butler International, Inc., Diversified Corporate Resources, Inc., Stratus Services Group Inc., Remedytemp, Inc. and Comforce, Inc.

Updata analyzed the respective multiples of the enterprise value of these companies to their last twelve months' revenues and EBITDA. Updata's analysis indicated the following:

                     Enterprise Value as a Multiple of:
               ---------------------------------------------
                   LTM Revenues              LTM EBITDA
------------------------------------------------------------
Low                    .14x                      8.8x
High                   .33x                     18.6x

Mean                   .20x                     13.7x
Median                 .15x                     13.7x

Updata then derived a range of implied per share equity values for Joule by applying the multiples of the comparable companies listed above to corresponding data for Joule. This analysis indicated the following:

                         Implied Joule Share Price:
               ---------------------------------------------
                   LTM Revenues             LTM EBITDA
------------------------------------------------------------
Low                   $1.74                    $ .96
High                  $5.35                    $2.94

Mean                  $3.03                    $1.95
Median                $1.91                    $1.95

Updata reviewed but did not compare the enterprise value of Joule expressed as a multiple of earnings before interest and taxes ("EBIT"), or the equity value of Joule representing the share price of Joule expressed as a multiple of net income per share. In both cases Joule does not have and is not expected to have meaningful positive, from a multiples valuation standpoint, EBIT or net income on an LTM basis in 2003.

Comparable Industry Transaction Analysis. Updata reviewed and compared 20 comparable transactions that were announced between January 1, 2002 and October 31, 2003 involving companies in lines of business believed to be generally comparable to those of Joule in the multi-services staffing industry. Updata noted that the selected precedent transactions were not intended to be representative of the entire range of precedent transactions in the multi-services staffing industry.

Specifically, Updata analyzed the respective multiples of the enterprise value of these companies to their last twelve months' revenues and EBITDA. Updata's analysis indicated the following:

                     Enterprise Value as a Multiple of:
               ---------------------------------------------
                   LTM Revenues             LTM EBITDA
------------------------------------------------------------
Low                    .12x                    3.9x
High                   .62x                    8.9x

Mean                   .35x                    6.8x
Median                 .32x                    6.8x

Updata then derived a range of implied per share equity values for Joule by applying the multiples of the comparable companies listed above to corresponding data for Joule. This analysis indicated the following:

                         Implied Joule Share Price:
               ---------------------------------------------
                   LTM Revenues              LTM EBITDA
------------------------------------------------------------
Low                   $ 1.41                      NM
High                  $10.79                    $.80

Mean                  $ 5.78                    $.55
Median                $ 5.12                    $.54

Premium Paid Analysis. Updata reviewed selected publicly available financial and stock market information of 25 "Going Private" transactions that were announced between January 1, 2001 and November 1, 2003. Updata analyzed the information on these transactions using three criteria: (i) the purchase price as a percentage premium to the share price one trading day prior to the announcement of the transaction, (ii) the purchase price as a percentage premium to the share price five trading days prior to the announcement of the transaction and (iii) the purchase price as a percentage premium to the share price twenty trading days prior to the announcement of the transaction. This analysis indicated the following:

                                   Percentage Premium Over:
               -----------------------------------------------------------------
                 One day prior           Five days prior      Twenty days prior
                  Share Price              Share Price          Share Price
--------------------------------------------------------------------------------
Low                    (2.4)%               (17.1)%               (2.2)%
High                   86.7%                 93.1%                86.9%

Mean                   26.3%                 27.5%                29.5%
Median                 19.4%                 21.0%                24.9%

Updata then derived a range of implied per share equity values for Joule by applying the percentage premiums from the comparable transactions to Joule's trading price, 1, 5, and 20 trading days prior to August 20, 2003, the last full trading day prior to the original announcement of the going private proposal. This analysis indicated the following:

                                   Implied Joule Share Price:
               -----------------------------------------------------------------
                  One day prior           Five days prior     Twenty days prior
                   Share Price              Share Price          Share Price
--------------------------------------------------------------------------------
Low                    $1.27                 $1.08                $1.12
High                   $2.43                 $2.51                $2.15

Mean                   $1.64                 $1.66                $1.49
Median                 $1.55                 $1.57                $1.44

Updata reviewed selected publicly available financial and stock market information of nine "going private" transactions that were announced between January 1, 2001 and November 1, 2003 in which the deal value was less than $50 million. Updata analyzed the information on these transactions using three criteria: (i) the purchase price as a percentage premium to the share price one trading day prior to the announcement of the transaction, (ii) the purchase price as a percentage premium to the share price five trading days prior to the announcement of the transaction and (iii) the purchase price as a percentage premium to the share price twenty trading days prior to the announcement of the transaction. This analysis indicated the following:

                                    Percentage Premium Over:
               -----------------------------------------------------------------
                  One day prior          Five days prior      Twenty days prior
                   Share Price             Share Price          Share Price
--------------------------------------------------------------------------------
Low                    (2.2)%                 0.6%                (2.2)%
High                   86.7%                 93.1%                62.8%

Mean                   19.9%                 23.9%                22.4%
Median                  8.7%                 10.1%                17.1%

Updata then derived a range of implied per share equity values for Joule by applying the percentage premiums from the comparable transactions to Joule's trading price, 1, 5 and 20 trading days prior to August 20, 2003, the last full trading day prior to the original announcement of the going private proposal. This analysis indicated the following:

                                   Implied Joule Share Price:
               -----------------------------------------------------------------
                  One day prior           Five days prior     Twenty days prior
                   Share Price             Share Price          Share Price
--------------------------------------------------------------------------------
Low                    $1.27                 $1.31                $1.12
High                   $2.43                 $2.51                $1.87

Mean                   $1.56                 $1.61                $1.41
Median                 $1.41                 $1.43                $1.35

Updata reviewed selected publicly available financial and stock market information of nine "going private" transactions that were announced between January 1, 2001 and November 1, 2003, each of which involved the acquisition of a minority interest. Updata analyzed the information on these transactions using three criteria: (i) the purchase price as a percentage premium to the share price one trading day prior to the announcement of the transaction, (ii) the purchase price as a percentage premium to the share price five trading days prior to the announcement of the transaction and (iii) the purchase price as a percentage premium to the share price twenty trading days prior to the announcement of the transaction. This analysis indicated the following:

                                    Percentage Premium Over:
               -----------------------------------------------------------------
                 One day prior           Five days prior     Twenty days prior
                  Share Price              Share Price          Share Price
--------------------------------------------------------------------------------
Low                    (2.4)%               (17.1)%                1.9%
High                   79.8%                 81.8%                86.9%

Mean                   16.9%                 16.2%                22.5%
Median                 10.7%                  6.4%                17.1%

Updata then derived a range of implied per share equity values for Joule by applying the percentage premiums from the comparable transactions to Joule's trading price, 1, 5 and 20 trading days prior to August 20, 2003, the last full trading day prior to the original announcement of the going private proposal. This analysis indicated the following:

                                   Implied Joule Share Price:
               -----------------------------------------------------------------
                 One day prior           Five days prior      Twenty days prior
                  Share Price              Share Price          Share Price
--------------------------------------------------------------------------------
Low                    $1.27                 $1.08                $1.17
High                   $2.34                 $2.36                $2.15

Mean                   $1.52                 $1.51                $1.41
Median                 $1.44                 $1.38                $1.35

Discounted Cash Flow Analysis: Using a discounted cash flow analysis, Updata calculated a range of implied per share equity values based upon the present value of the after-tax estimated free cash flows that Joule could be expected to generate after September 30, 2003 based on projections and other financial information provided by Joule and projections and other financial information developed by Updata, based on discussions with Joule management. Updata made a variety of assumptions in the discounted cash flow analysis, including utilizing a range of discount rates from 10.6% to 15.6% and a range of terminal values for Joule from 4.0x EBITDA to 6.0x EBITDA. Updata's discounted cash flow analysis indicated a range of per share equity values for Joule of $1.40 to $2.76.

Liquidation Analysis. Updata reviewed the analysis, prepared by Joule management, of the per share liquidation value if Joule were to cease operation and liquidate it assets as of June 30, 2003 and distribute the remaining cash to Joule stockholders. The analysis yielded an estimated range of value between $0.73 and $1.13 per Share.

Conclusion. The summary set forth above describes the principal elements of the overview provided by Updata to the Special Committee on November 11, 2003. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, an opinion is not readily susceptible to summary description. Updata did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Updata considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Updata did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Updata believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. The conclusions reached by Updata may involve significant elements of subjective judgment and qualitative analysis. In performing its analyses, Updata made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Updata are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

         Under the terms of Updata's engagement, Joule has paid Updata an engagement fee of $25,000 and an opinion fee of $50,000, which fees the Special Committee believes are reasonable for the services provided by Updata to the Special Committee. Joule has also agreed to reimburse Updata for reasonable out-of-pocket expenses incurred in performing its services (not to exceed $7,500 in the aggregate without the prior written consent of the Special Committee), including the fees and expenses of its legal counsel, and to indemnify Updata and related persons against liabilities, including liabilities under the federal securities laws, arising out of Updata's engagement.

         Updata is an investment banking firm that has considerable experience in the valuation of businesses and their securities in connection with mergers and acquisitions, recapitalizations and valuations for corporate and other purposes. Updata was selected to act as financial advisor to the Special Committee based upon the presentation and materials it had provided to the Special Committee and its experience with respect to going private transactions.

         The Fairness Opinion rendered by Updata will be made available for inspection and copying at the principal executive offices of Joule during its regular business hours by any interested holder of Joule common stock or representative who has been so designated in writing. A copy of the Fairness Opinion will be transmitted by Joule to any interested holder of Joule common stock or representative who has been so designated in writing upon written request, at the expense of the requesting security holder. The Fairness Opinion is attached as Annex A hereto and as Exhibit 99(c) to the Schedule TO.

         (c)   Intent to tender.

         After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than members of the Purchaser Group) currently intends to tender to Purchaser all Shares held of record or beneficially owned by such person prior to the expiration date of the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         Pursuant to the terms of the engagement letter dated September 11, 2003, between Updata and the Company (the "Engagement Letter"), the Company engaged Updata to act as financial advisor to the Special Committee in connection with the transactions contemplated by the Offer (each, a "Transaction"). As part of its role as financial advisor, Updata executed and delivered the Fairness Opinion. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Updata a fee of $50,000 payable in cash upon the delivery of the Fairness Opinion. Additionally, the Company paid Updata a non-refundable fee of $25,000 upon the execution of the Engagement Letter.

         The Company also agreed to reimburse Updata for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Updata and related parties against certain liabilities arising out of or in connection with or as a result of Updata's engagement as financial advisor to the Special Committee, including certain liabilities under the federal securities laws.

         Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         To the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, by Purchaser or its executive officers, directors, affiliates or subsidiaries or by any pension, profit-sharing or similar plan of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Except as indicated in this Statement or in the Offer to Purchase, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

         Except as indicated in this Statement or in the Offer to Purchase, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

         Except as indicated in Items 2, 3 and 4 above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

         The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS

EXHIBIT NO.                DESCRIPTION

(a)(1)(A) Offer to Purchase dated November 11, 2003, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit
                           (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

EXHIBIT NO.                DESCRIPTION

(a)(3)(A) Schedule 13E-3, filed by the Company with the SEC on November 21, 2003, is incorporated by reference.

(a)(5)(A) Press Release issued by the Company on August 21, 2003 announcing Purchaser Group's proposal of the Offer, incorporated by reference to the Company's Current Report on Form 8-K, filed by the Company with the SEC on August 21, 2003.

(a)(5)(B) Press Release issued on November 21, 2003 announcing the commencement of the Offer, incorporated by reference to Exhibit (a)(1)(ix) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(5)(C) Summary newspaper advertisement, incorporated by reference to Exhibit (a)(1)(vii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(e)(1) Relevant Portion of the Company's Annual Meeting Proxy Statement, incorporated by reference to section "Compensation of Executive Officers - Certain Transactions" of the Proxy Statement on Schedule 14A, filed with the SEC on January 3, 2003.

(e)(2) Form of Indemnification Agreement between Company and Independent Directors.

(e)(3) Certificate of Incorporation of Joule, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-7617) (the "Form S-1").

(e)(4) Bylaws of Joule, as amended, incorporated by reference to Exhibit 3.2 to the Form S-1.

(g)                        Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        JOULE INC.

                                        By: /s/ BERNARD G. CLARKIN
                                            ---------------------------
                                        Name: Bernard G. Clarkin
                                        Title: Vice President and Chief
                                        Financial Officer

Date: November 21, 2003

                                                                         Annex A

                             FAIRNESS OPINION LETTER

November 11, 2003

CONFIDENTIAL

Special Committee of the Board of Directors of Joule, Inc.
1245 Route 1 South
Edison, New Jersey 08837

Dear Members of the Special Committee:

We understand JAC Acquisition Company, Inc., a newly formed Delaware corporation ("JAC Acquisition Company" or the "Purchaser") owned by Emanuel N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule" or the "Company"), his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman, collectively referred to herein as the "Purchaser Group"), is offering to purchase (the "Offer") at a price of $1.52 per share (the "Offer Price"), in cash, all outstanding shares of common stock of Joule (the "Shares") not currently owned by the Purchaser Group, on the terms and subject to the conditions specified in the Offer to Purchase dated October 31, 2003 (the "Offer to Purchase"). The Offer to Purchase further provides that if the Offer is successful, the Purchaser will be merged into Joule in a short-form merger (the "Merger"). In the Merger, each outstanding Share (other than Shares held by Joule stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive in cash an amount equal to the Offer Price (the "Merger Price," and collectively with the Offer Price, the "Consideration"), without interest, less any required withholding tax, upon the surrender of the certificate(s) representing such Shares. As a result of the Offer and the Merger, Joule will be wholly owned by the members of the Purchaser Group, the common stock of Joule will be delisted from the American Stock Exchange and Joule will no longer be subject to the reporting obligations under the Securities Exchange Act of 1934.

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Purchaser Group) of the Consideration as of the date hereof.

In arriving at our opinion set forth below, we have, among other things:

1. reviewed the most recent draft of the Offer to Purchase dated October 31, 2003 and a draft of the Company's Solicitation/Recommendation Statement on
     Schedule 14D-9 dated October 31, 2003 and certain related documents and based our opinion on our understanding that the terms and conditions therein will not materially change;

2. reviewed and analyzed certain publicly available audited and unaudited financial statements of Joule and certain other publicly available information of Joule;

3. reviewed certain internal financial and operating information concerning Joule, including certain projections relating to Joule prepared by its management and an analysis prepared by its management regarding a possible liquidation of the assets of Joule following termination of operations;

4. reviewed certain financial performance and trading data regarding Joule and compared them with similar data regarding public companies we deemed comparable in whole or in part to Joule;

5. reviewed certain publicly available information concerning the historical stock price of Joule common stock;

6. reviewed the financial terms, to the extent publicly available, of certain business combinations that we believe to be generally comparable to the Offer; and

7. reviewed such other information, performed such other analyses and procedures, and considered such other factors as we deemed appropriate for purposes of this opinion.

In connection with our review, we have assumed and relied upon, without any responsibility for independent verification or liability therefore, the accuracy and completeness of all financial and other information supplied to us by Joule, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading in any material respect. We have assumed that there has been no material change in the assets, financial condition or business (taken as a whole) of Joule since the date of the most recent financial statements made available to us. We have not performed any independent valuation or appraisal of any of the assets or liabilities of the Company.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Offer or any alternative potential transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the Purchaser Group) of the Consideration and we express no opinion as to the underlying decision of the Special Committee to recommend the Offer. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination or other extraordinary transaction involving the Company. We have acted as financial advisor to the Special Committee with respect to the Offer and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Special Committee in connection with its consideration of the Offer, is confidential, and may not be used or reproduced in whole or in part for any other purpose without our prior written consent, except that this letter may be communicated to the Board of Directors in connection with and for purposes of its evaluation of the Offer and may also be included in its entirety in an Offer to Purchase prepared in connection with the Offer or in the Schedule 14D-9.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company's common stock (other than the Purchaser Group) in the Offer and Merger is fair, from a financial point of view to such holders.

                                           Very truly yours,


                                           Updata Capital, Inc

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

(a)(1)(A) Offer to Purchase dated November 21, 2003, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit
                           (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(3)(A) Schedule 13E-3, filed by the Company with the SEC on November 21, 2003, is incorporated by reference.

(a)(5)(A) Press Release issued by the Company on August 21, 2003 announcing Purchaser Group's proposal of the Offer, incorporated by reference to the Company's Current Report on Form 8-K, filed by the Company with the SEC on August 21, 2003.

(a)(5)(B) Press Release issued on November 21, 2003 announcing the commencement of the Offer, incorporated by reference to Exhibit (a)(1)(ix) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(a)(5)(C) Summary newspaper advertisement, incorporated by reference to Exhibit (a)(1)(vii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003.

(e)(1) Relevant Portion of the Company's Annual Meeting Proxy Statement, incorporated by reference to section "Compensation of Executive Officers -Certain Transactions" of the Proxy Statement on Schedule 14A, filed with the SEC on January 3, 2003.

(e)(2) Form of Indemnification Agreement between Company and Independent Directors.

(e)(3) Certificate of Incorporation of Joule, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-7617) (the "Form S-1").

(g)                        Not applicable.